UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

300 5th Ave., Suite 1010, Waltham, MA 02451

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

This Report of Nano Dimension Ltd. (the “Company”) consists of a letter to the shareholders from Mr. Ofir Baharav, the Company’s CEO in connection with the publication of its annual report on Form 20-F for the year ended December 31, 2024, which is attached hereto as Exhibit 99.1.

Exhibit No.
99.1	Letter to Shareholders from Company’s CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: May 12, 2025	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer

2